UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December 2005

Masisa S.A.

(Exact name of registrant as specified in its charter)

Masisa S.A.

(Translation of Registrant’s name into English)

Av. Apoquindo 3650, Piso 10, Las Condes
Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under
Securities Exchange Act of 1934.

Yes  ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ☐

Copies of the prospectus related to the rights offerings have been filed with the Securities and Exchange Commission and may be obtained when available from Felipe Garcia-Huidobro, Head of Investor Relations at Masisa S.A., Avenida Apoquindo 3650, Piso 10, Las Condes, Santiago, Chile, phone number (56-2) 350-6000.

The following is a free English translation of a report filed with the Chilean Superintendencia de Valores y Seguros on December 6, 2005:

MASISA S.A.

Publicly-held Corporation

Listed under Chilean Securities Registration N° 825

IMPORTANT EVENT

Santiago, December 6th, 2005

Mr.

Alejandro Ferreiro Y.

Superintendent

Superintendencia de Valores y Seguros

(Chile’s Insurance and Securities Superintendence)

To whom it may concern:

Pursuant to the provisions established in article nine and paragraph two of article 10 of Law N° 18,045 of the Securities Market, in General Rule N° 30 and in Circluar N°1.375 of the Superintendence, being duly authorized, I hereby report as an important event the following agreements adopted by Masisa S.A.’s Board of Directors, (“Masisa”) in an ordinary session held on the same date:

1)              To commence the preemptive rights period for the subscription of 650,000,000 newly issued shares of Masisa, resulting from the capital increase approved at the Extraordinary Shareholder’s Meeting held this past August 29th, and the preemptive rights period for the subscription of up to 18,078,984 treasury shares held by Masisa, as of tomorrow, Wednesday, December 7th, 2005, through the publication in “La Segunda” newspaper of the notifications referred to in article 29 of the Publicly-held Corporations’ Regulation.

2)              To fix the at the rate of US$0.1896393 per share the price at which the referenced shares will be preemptively offered to the shareholders of Masisa, payable at the peso equivalent according to the “observed dollar” exchange rate published in Chile’s Official Gazette (Diario Oficial) on December 7th, 2005, or at a rate of Ch$96.9 per share.

3)              To proceed with the signing of the Underwriting Agreement with J.P. Morgan Securities, Inc. and the remaining underwriters that are listed in that contract and to require the final registration of the representative ADRs for the above mentioned shares with the Securities and Exchange Commission of the United States of America and their listing with the New York Stock Exchange of the same country.

Sincerely,

Patricio Reyes U.

Corporate Counsel

Masisa S.A.

c.c.                              Bolsa de Comercio de Santiago (Santiago’s Stock Exchange)

Bolsa Electrónica de Chile (Chile’s Electronic Stock Exchange)

Bolsa de Valores de Valparaíso (Valparaiso’s Stock Exchange)

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Masisa S.A.

Date: December 6, 2005	By:	/s/ Patricio Reyes U.
Patricio Reyes U.
General Counsel